UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 11-K
_______________

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-02217

Western Container Corporation Retirement Savings Plan

(Full title of the plan)

THE COCA-COLA COMPANY

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313

(Address of the plan and address of issuer’s principal executive offices)

Western Container Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

Western Container Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

The Coca-Cola Company Benefits Committee

Western Container Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Western Container Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Long & Associates, LLC

Alpharetta, Georgia

June 29, 2015

1

Western Container Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value:
Pooled separate accounts	$35,582,831	$34,010,829
Mutual funds	997,339	765,186
Guaranteed interest accounts	440,093	1,087,622
Investment contract	3,168,139	2,504,301
Common stock	2,024,929	2,049,055
Total investments, at fair value	42,213,331	40,416,993

Receivables:
Notes receivable from participants	1,576,259	1,776,809
Total receivables	1,576,259	1,776,809
Net assets available for benefits	$43,789,590	$42,193,802

See accompanying notes to financial statements.

2

Western Container Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,103,786
Interest and dividends	128,584
2,232,370

Interest income on notes receivable from participants	85,664

Contributions:
Participants	2,016,599
Employer	1,414,626
Rollovers	48,875
3,480,100

Total additions	5,798,134

Deductions from net assets attributed to:
Benefit payments	4,182,782
Administrative expenses	19,564
Total deductions	4,202,346

Net increase in net assets available for benefits	1,595,788

Net assets available for benefits:
Beginning of year	42,193,802
End of year	$43,789,590

See accompanying notes to financial statements.

3

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Plan Description

The following description of the Western Container Corporation (the “Company” or “Plan Sponsor”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company. Coca-Cola Refreshments USA, Inc., a wholly owned subsidiary of The Coca-Cola Company, owns a majority of the outstanding shares of the Plan Sponsor’s stock. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  The Plan Administrator has engaged a third party, Principal Life Insurance Company (“Principal”), to provide recordkeeping and administrative services. Administrative costs applicable to the Plan, except certain contract administrator fees, are paid by the Company.

Eligibility

Employees who have completed 60 days of service, as defined by the Plan, are eligible to participate and are admitted to the Plan the beginning of the month following the date of eligibility.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation as defined in the Plan, subject to certain maximum limitations imposed by the Internal Revenue Code (IRC) ($17,500 for 2014). Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions, subject to the maximum limit imposed by the IRC ($5,500 for 2014). Participants may also contribute amounts representing distributions from other eligible retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Each year, the Company matches 100% of participant contributions up to 6% of the participant’s compensation. Participants are automatically enrolled in an elective deferral contribution of 6% of compensation, unless the participant affirmatively elects a different percentage or elects not to make an elective deferral contribution. Rollover contributions are allowed if they meet certain requirements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and any Company matching contribution, as well as allocation of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Investment Options

The Plan provides that contributions shall be invested in any one or more of the available investment accounts. Participants may change their investment options any time throughout the year via internet or direct phone access with Principal. Effective May 1, 2012, the guaranteed interest accounts were not current investment options; therefore, their activities are limited to withdrawals and interest income.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, noted as follows:

Credited Vesting Service	Vested Percentage

Less than 1 year	0%
1 year	30%
2 or more years	100%

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive benefits as either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or by various types of installment plans set forth in the Plan document. For termination of services due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance, excluding The Coca-Cola Company stock, not to exceed $50,000. Participants may have no more than one loan outstanding and no more than one loan approved in any 12-month period. Loan terms range from 1-5 years or up to an extended period that shall be consistent with commercial home loan practices for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. The interest rates on outstanding loans at December 31, 2014 range from 4.25% to 9.25% with maturities through 2029. Principal and interest are paid ratably through payroll deductions.

Forfeitures

There were unallocated forfeitures of $6,764 and $0 at December 31, 2014 and December 31, 2013, respectively.   Amounts

forfeited during 2014 were $53,609 and were used to reduce employer contributions for the year ended December 31, 2014.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

5

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in non-benefit responsive guaranteed interest accounts are reported at fair value. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan holds guaranteed interest accounts with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest accounts promise contract value for a benefit event (termination, death, disability and retirement); however, there is a possible surrender charge when funds are withdrawn prior to their maturity. Thus the guaranteed interest accounts are considered non-benefit responsive. Fair market value is the amount that would be received were the funds to be withdrawn or transferred within the Plan prior to maturity. This fair market value represents guaranteed interest account contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates. This value represents contributions allocated to guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay benefits and insurance company’s administrative expenses. All withdrawals from the guaranteed account are made on a last-in, first-out basis and are made at either book value, the lesser of book or market value, or market value depending upon the withdrawal type as outlined in the contract. Book value equals the sum of all contributions made to the participant account plus interest owed less all asset charges, fees and any previous withdrawals. The contract is therefore included in the financial statements at fair value as reported to the Plan by Principal.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment is not materially different from its fair value.

The Plan invests in the Principal Fixed Income Guaranteed Option (FIGO) investment contract. FIGO, a Group Annuity Contract – Custodial Interest Contract, is backed by the assets of the general account of Principal. Benefit payments are made at contract value (no termination or surrender charges) for plan benefit events and investment transfers initiated by plan participants. Thus, this contract is considered benefit responsive and is reported in the financial statements at contract value which equals fair value. The average yield for this benefit responsive contract was 2.00% during 2014. The crediting interest rate was 2.00% as of December 31, 2014 and 2013.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. Loans in default are recorded as distributions based upon the terms of the Plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

6

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Benefits Paid

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and by revenue sharing with Principal and are excluded from the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants’ accounts and are included in administrative expenses. Investment-related expenses are included in net appreciation in fair value of investments.

Subsequent Events

Effective April 1, 2015, the Plan Administrator replaced Principal with Mercer Trust Company. All of the Plan’s investments were sold and replaced with investment options offered to plans participating in The Coca-Cola Company Master Trust for 401(k) Plans. Also, recordkeeping services were transferred to Mercer Retirement Plan Services.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. Earlier application is permitted. Plan management is currently evaluating the impact of adopting this guidance on the financial statements.

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013:

	2014	2013

Investments at fair value:
Investment contract	$3,168,139	$2,504,301
Pooled separate accounts:
Principal Large Cap S&P 500 Index	4,534,970	3,212,325
Principal Lifetime 2020	5,119,832	4,244,234
Principal Lifetime 2030	6,170,502	5,047,570
Principal Lifetime 2040	3,269,377	2,935,903
Principal Mid Cap S&P 400 Index	*	2,202,266
Principal Small Cap S&P 600 Index	3,425,285	3,581,096

* Amount less than 5%.

7

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Guaranteed interest accounts	$1,194
Pooled separate accounts	2,067,679
Mutual funds	15,319
Common stock of The Coca-Cola Company	19,594
Net appreciation in fair value of investments	$2,103,786

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (“ASC”) 820 are described as follows:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013:

Pooled separate accounts — Pooled separate accounts invest primarily in domestic and international long-term bonds, domestic and international stocks, or single mutual funds. The net asset value is used as a practical expedient to determine fair value for these accounts. Each pooled separate account provides for redemptions by the Plan at reported net asset value per share, with no advance notice requirement; therefore these funds are classified within Level 2 of the valuation hierarchy. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

8

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Mutual funds — The fair value is based on quoted market prices in active markets. Accordingly, the fair value is established using Level 1 inputs.

Common stock — Valued at the closing price reported in the active market on which the individual securities are traded. Accordingly, the fair value is established using Level 1 inputs.

Investment contract — The Fixed Income Guaranteed Option (FIGO) is a benefit-responsive group annuity contract issued by Principal and is carried at fair value.

The following table provides information about significant unobservable inputs related to the Plan’s investment in the FIGO contract, which is categorized as Level 3 in the ASC 820 fair value hierarchy:

			Significant	Range of Net Crediting
Contract Type	Fair Value	Valuation Technique	Unobservable Inputs	Interest Rates

Custodial interest contract	$3,168,139	Fair value equals contract value	Composite crediting rate	2.00%-2.00%

The concept of a value other than contract value does not apply to this insurance company issued general account backed evergreen (no maturity date) group annuity contract. Even upon a discontinuance of the contract, contract value would be paid if the sponsor provides a 12-month irrevocable advance notice.  As there are not any specific securities in the general account that back the liabilities of this annuity contract, it would be inappropriate to look to the market value of the securities within the insurer’s general account to determine a fair value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and reset semiannually. The crediting rate is net of administrative fees.

The contract is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of the issuer and not on the value of the securities within the insurer’s general account. As a result, the fair value amount shown is equal to the contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed net crediting rates, less withdrawals.  Key factors that could influence future crediting interest rates are changes in interest rates, and default or credit failures of the securities in the insurer’s general assets. Past interest rates are not indicative of future interest rates.

Guaranteed interest accounts — The Principal Guaranteed Interest Accounts (GIA) cannot be sold to a third party; thus, the only option to exit the GIAs is to withdraw the funds prior to maturity. The fair value is the discontinuance value which is the amount the Plan participant would receive if they transfer or surrender their funds out of the guaranteed interest account prior to maturity. The fair value of the GIAs is computed using a combination of the current interest rates based on remaining investment terms at the reporting date as well as the interest rate on the account. If the applicable interest rate is greater than the interest rate on the account, the fair value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the years (including fractional years) until the maturity date. If the applicable interest rate is equal to or less than the interest rate on the account, the fair value is equal to the contract value. The following table provides information about significant unobservable inputs related to the Plan’s investment in the GIAs, which is categorized as Level 3 in the ASC 820 fair value hierarchy:

			Significant Unobservable	Range of Crediting
Contract Type	Fair Value	Valuation Technique	Inputs	Interest Rates

Guaranteed interest	$440,093	Assumed proceeds at discontinuance	Composite guaranteed rate	0.70%-1.67%
			Current rate at December 31, 2014	0.72%-1.17%

9

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

		Level 1	Level 2		Level 3	Total
December 31, 2014:
Pooled separate accounts:
Lifetime balanced asset allocation	$	―	$18,778,431	$	―	$18,778,431
Fixed income securities		―	1,399,092		―	1,399,092
Large U.S. equity		―	4,943,912		―	4,943,912
Small/mid U.S. equity		―	8,140,693		―	8,140,693
International equity		―	2,320,703		―	2,320,703
Mutual funds:
Fixed income		515,983	―		―	515,983
Small/mid U.S. equity		415,552	―		―	415,552
Other		65,804	―		―	65,804
Common stock		2,024,929	―		―	2,024,929
Investment contract		―	―		3,168,139	3,168,139
Guaranteed interest accounts		―	―		440,093	440,093
Total investments at fair value		$3,022,268	$35,582,831		$3,608,232	$42,213,331

10

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

		Level 1	Level 2		Level 3	Total
December 31, 2013:
Pooled separate accounts:
Lifetime balanced asset allocation	$	―	$15,670,020	$	―	$15,670,020
Fixed income securities		―	1,402,212		―	1,402,212
Large U.S. equity		―	4,221,034		―	4,221,034
Small/mid U.S. equity		―	8,511,136		―	8,511,136
International equity		―	2,723,651		―	2,723,651
U.S. real estate		―	1,482,776		―	1,482,776
Mutual funds:
Fixed income		539,305	―		―	539,305
Small/mid U.S. equity		12,783	―		―	12,783
Other		213,098	―		―	213,098
Common stock		2,049,055	―		―	2,049,055
Investment contract		―	―		2,504,301	2,504,301
Guaranteed interest accounts		―	―		1,087,622	1,087,622
Total investments at fair value		$2,814,241	$34,010,829		$3,591,923	$40,416,993

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2014:

	Guaranteed
	Interest	Investment
	Accounts	Contract	Total
Balance, beginning of year	$1,087,622	$2,504,301	$3,591,923
Unrealized gains relating to investments held at end of year	1,194	―	1,194
Purchases	―	1,552,590	1,552,590
Sales	(653,341)	(933,950)	(1,587,291)
Interest credited	4,618	45,198	49,816
Balance, end of year	$440,093	$3,168,139	$3,608,232

11

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables sets forth additional disclosures of the Plan’s investments, whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2014 and 2013:

	Fair Value		Unfunded Commitment	Redemption Frequency	Redemption Notice Period
December 31, 2014:
Pooled separate accounts:
Lifetime balanced asset allocation (a)	$18,778,431	$	―	Daily	None
Fixed income securities (b)	1,399,092		―	Daily	None
Large U.S. equity (c)	4,943,912		―	Daily	None
Small/mid U.S. equity (d)	8,140,693		―	Daily	None
International equity (e)	2,320,703		―	Daily	None
Total	$35,582,831	$	―

	Fair Value		Unfunded Commitment	Redemption Frequency	Redemption Notice Period
December 31, 2013:
Pooled separate accounts:
Lifetime balanced asset allocation (a)	$15,670,020	$	―	Daily	None
Fixed income securities (b)	1,402,212		―	Daily	None
Large U.S. equity (c)	4,221,034		―	Daily	None
Small/mid U.S. equity (d)	8,511,136		―	Daily	None
International equity (e)	2,723,651		―	Daily	None
U.S. real estate (f)	1,482,776		―	Daily	None
Total	$34,010,829	$	―

(a) The pooled separate accounts in this category are primarily “target date funds” that seek a total return consisting of long-term growth and current income. Selected funds within this category may invest in domestic and foreign equity, real estate assets and alternative investments, and fixed income funds. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(b) The pooled separate accounts in this category primarily invest in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and U.S. government and agency-backed securities. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(c) The pooled separate accounts in this category primarily invest in equity securities of U.S. companies with large market capitalization. Selected funds within this category may invest in stocks of foreign companies, convertible debt securities, and real estate investment trusts. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

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Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

(d) The pooled separate accounts in this category seek long-term growth by primarily investing in U.S. equity securities of companies with small to mid-size market capitalization. Selected funds within this category may invest in stocks of foreign companies, U.S. and foreign preferred stocks, convertible debt securities, equity-equivalent securities, non-leveraged stock index futures contracts and options, notes, bonds, and other debt securities. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(e) This category seeks long-term growth by investing in common stocks of non-U.S. companies. Funds within this category may invest in securities of companies with their principal place of business or principal office in emerging market countries or index futures and options and exchange traded funds. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this time period.

(f) This category invests the majority of its assets in U.S. commercial real estate holdings including multifamily, office, warehouse, manufacturing, and retail properties. It focuses on properties that return both lease income and appreciation of the buildings’ marketable value. Investments in this category can be redeemed once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired. New contributions are allowed during this period.

5. Party-In-Interest Transactions

Parties-in-interest are defined under the Department of Labor’s (DOL) Rules and Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. As such, transactions conducted with Principal, the Company, and The Coca-Cola Company qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. Tax Status

The Plan obtained its latest determination letter on September 2, 2009, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The letter expired on January 31, 2013. A new application for a favorable determination letter was filed and was acknowledged by the IRS on March 12, 2015; however, a final determination letter has not yet been issued by the IRS. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC and maintain the tax qualified status of the Plan. Plan management and Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that as of December 31, 2014 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements. The Plan Administrator believes the Plan is no longer subject to income tax examinations for the years before 2011.

13

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9. Related Party Transactions

The Plan’s investment options include the common stock of The Coca-Cola Company. As of December 31, 2014 and 2013, Plan investments in the common stock of The Coca-Cola Company had a fair value of $2,024,929 and $2,049,055, respectively.

10. Nonexempt Transactions

During 2014, the Plan Administrator identified certain operational deficiencies regarding four participants’ loans beginning on June 11, 2007 through February 10, 2014. Management of the Plan has taken corrective actions to ensure compliance with the Plan’s loan policy and on October 24, 2014 filed an application under the Voluntary Correction Program (VCP) with the IRS with proposed corrections of these matters. The Plan Administrator and counsel for the Plan believe that these deficiencies and VCP application will not impact the tax qualification of the Plan and that the Plan continues to maintain tax qualified status under the applicable sections of the IRC.

14

Western Container Corporation Retirement Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

Plan Number: 001

Plan Sponsor EIN: 75-1710284

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

*	Principal Life Insurance Company	Guaranteed interest accounts	$440,093
*	Principal Life Insurance Company	Fixed Income Guaranteed Option	3,168,139

	Pooled separate accounts:
*	Principal Life Insurance Company	Bond and Mortgage	1,301,002
*	Principal Life Insurance Company	Bond Market Index	98,090
*	Principal Life Insurance Company	Equity Income	408,942
*	Principal Life Insurance Company	International Emerging Markets	1,241,064
*	Principal Life Insurance Company	International Equity Index	1,079,639
*	Principal Life Insurance Company	Large Cap S&P 500 Index	4,534,970
*	Principal Life Insurance Company	Lifetime 2010	1,010,736
*	Principal Life Insurance Company	Lifetime 2020	5,119,832
*	Principal Life Insurance Company	Lifetime 2030	6,170,502
*	Principal Life Insurance Company	Lifetime 2040	3,269,377
*	Principal Life Insurance Company	Lifetime 2050	2,011,069
*	Principal Life Insurance Company	Lifetime 2060	78,797
*	Principal Life Insurance Company	Lifetime Strategic Income	1,118,118
*	Principal Life Insurance Company	Mid Cap Growth III	864,738
*	Principal Life Insurance Company	Mid Cap S&P 400 Index	2,103,266
*	Principal Life Insurance Company	Mid Cap Value III	1,437,733
*	Principal Life Insurance Company	Small Cap Growth I	309,671
*	Principal Life Insurance Company	Small Cap S&P 600 Index	3,425,285
			35,582,831
	Mutual funds:
	Fidelity Investments	Advantage Gov’t Income A Fund	515,983
	Goldman Sachs	Small Cap Value A Fund	415,552
	PIMCO	Commodity Real Return Strategy A Fund	65,804
			997,339

*	The Coca-Cola Company	Common stock	2,024,929
		Notes receivable with interest rates ranging
		from 4.25% to 9.25%, due through
*	Participants	March 2029	1,576,259
			$43,789,590

*Party-in-interest to the Plan

Note: Column (d) cost is not required for participant-directed investments.

15

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN CONTAINER CORPORATION
RETIREMENT SAVINGS PLAN
(Name of Plan)

By:	/s/ Stacy L. Apter
Stacy L. Apter
Member, The Coca-Cola Company Benefits Committee

Date: June 29, 2015

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm